SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2011

TEFRON LTD.
 (Translation of registrant's name into English)

Ind. Center Teradyon, P.O. Box 1365, Misgav 20179, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a press release, dated May 15, 2011, relating to the Registrant's financial results for the first quarter of 2011.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.’s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEFRON LTD.
(Registrant)

By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Chief Financial Officer

By:	/s/ Hanoch Zlotnik
Name: Hanoch Zlotnik
Title: Treasurer

Date: May 16, 2011

Tefron Announces First Quarter 2011 Financial Results

Tefron regains global leadership position in seamless product sector in Q1 2011 with 80% increase in seamless division sales compared to Q1 2010

Misgav, Israel, May 15, 2011 - Tefron Ltd. (OTC:TFRFF; TASE:TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFPTM) athletic wear, today announced financial results for the first quarter of 2011.

Commenting on the results, Amit Meridor, Tefron’s CEO said:  “In the first quarter of 2011, Tefron succeeded in achieving a significant increase in the number of customers in the athletic wear and intimate apparel sectors, in both the branded and mass market segments.  In our core seamless segment, sales rose to 20 million dollars, an increase of approximately 80% compared to the equivalent quarter in 2010, thus returning Tefron to the position of global leader in seamless apparel.  Tefron has long maintained technological leadership in the seamless segment which focuses on intimate apparel and athletic wear, and we will continue to invest significant efforts in the technology and the development of new products to maintain the sales leadership position we now have regained."

Regarding other financial results, Meridor continued, “In the first quarter of 2011, Tefron achieved positive EBITDA–and we have yet to realize the full potential of the Nouvelle acquisition. I can report that Tefron has continued to sustain the very good operational performance we reached in 2010, and it is our focus now to increase sales while maintaining that high operational performance.   I am also very pleased to reveal that our customers are reporting a high level of satisfaction regarding our services, including our main customer, Victoria’s Secret.”

Tefron's Chairman, Arnon Tieberg, commented:  “The Company’s results during the first quarter were directly and positively influenced by the successful implementation of the turnaround plan, together with the acquisition of Nouvelle’s operations, and the support and confidence of the new and present investors. These factors clearly contributed to the positive EBITDA and an impressive increase in the level of sales that we are reporting today. We are particularly pleased that Tefron's customers are again showing a high level of confidence and satisfaction with the Company's performance, including with our On Time Performance and new product developments."

Financial Highlights:

The Company’s sales in the first quarter of 2011 amounted to 27.9 million dollars, an increase of 8.4% compared to 25.8 million dollars during the first quarter of 2010, and an increase of 61% in sales compared to 17.3 million dollars in fourth quarter of 2010.

A positive EBITDA of 269 thousand dollars, compared to a negative EBITDA of 1.2 million dollars in the equivalent quarter last year.

Cash flows during the first quarter of 2011 amounted to 7.7 million dollars and were allocated to investments in working capital required for the increased operations.

Loss in the first quarter of 2011 amounted to 2.3 million dollars, a decrease of 30% compared to the loss during the first quarter of 2010.

First quarter financial results:

The Company’s sales in the first quarter of 2011 amounted to 27.9 million dollars, an increase of 8.4% compared to 25.8 million dollars during the equivalent period last year, and an increase of 61% in sales compared to 17.3 million dollars sales in the fourth quarter of 2010.  The main increase in sales compared to the equivalent quarter in 2010 relates to an increase in sales of intimate apparel and athletic wear in the seamless segment resulting mainly from initial sales to new customers following the acquisition of Nouvelle business.

Gross profit in the first quarter of 2011 amounted to 3.9 million dollars (13.8% of sales of 27.9 million dollars) compared to 0.9 million dollars (3.7% of sales of 25.8 million dollars) during the equivalent period in the previous year.  The increase in gross profit and in the rate of gross profit is a result of the successful implementation of the turnaround plan, and from a decrease in the Company’s expenses.

The operating loss in the first quarter of 2011 was 1.9 million dollars compared to operating loss of 3.6 million dollars during the equivalent period in the previous year.

EBITDA (Earnings Before Finance, Tax, Depreciation and Amortization costs) amounted to a positive 269 thousand dollars compared to a negative EBITDA of 1.2 million dollars in the equivalent period in the previous year.

Cash flow used for operating activities for the first quarter of 2011 totaled 7.7 million dollars, compared to cash flow used for operating activities of 2.5 million dollars during the equivalent period in the previous year.  The increase in cash flow for operating activities is a result of the Company’s investment in working capital for the financing of its increase in operation during the quarter.

The loss in the first quarter of 2011 was 2.3 million dollars, compared to a loss of 3.3 million dollars during the equivalent period in the previous year.

About Tefron

Tefron is a market leader in the field of apparel, serving customers in the U.S. and Europe. Tefron focuses on developing, producing, marketing and selling undergarments, athletic wear, beach and swimwear. Tefron activities are divided into two business sectors: "Seamless" design, development, production and sale of undergarments and athletic apparel; and "Cut & Sew" design, development, production and sale of undergarments, swimsuits and athletic apparel. The design and production are mainly performed in Israel, Jordan and the Far East, while the finished goods are sold mainly in the U.S. and Europe. Company customers include leading international players, such as: Victoria's Secret, Hanes Brands Industries, Reebok, Patagonia, Lululemon Athletica, GAP, Calvin Klein and Wal-Mart.

This press release contains certain forward-looking statements, within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition and results of operations. We have based these forward-looking statements on our current expectations and projections about future events.

Words such as "believe," "anticipate," "expect," "intend," "will," "plan," "could," "may," "project," "goal," "target," and similar expressions often identify forward-looking statements but are not the only way we identify these statements.  Except for statements of historical fact contained herein, the matters set forth in this press release regarding our future performance, plans to increase revenues or margins and any statements regarding other future events or future prospects are forward-looking statements.

These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to:

•	the effect of the worldwide recession on our sales to our customers in the United States and in Europe and on our ability to finance our operations;
•	our customers’ continued purchase of our products in the same volumes or on the same terms;
•	the cyclical nature of the clothing retail industry and the ongoing changes in fashion preferences;
•	the competitive nature of the markets in which we operate, including the ability of our competitors to enter into and compete in the seamless market in which we operate;
•
the potential adverse effect on our business resulting from our international operations, including increased custom duties and import quotas (e.g. in China, where we manufacture for our swimwear division).

•	fluctuations in inflation and currency rates;
•
the potential adverse effect on our future operating efficiency resulting from our expansion into new product lines with more  complicated products, different raw materials and changes in market trends;

•	the purchase of new equipment that may be necessary as a result of our expansion into new product lines;
•	our dependence on our suppliers for our machinery and the maintenance of our machinery;

•	fluctuations in the costs of raw materials;
•	our dependence on subcontractors in connection with our manufacturing process;
•	our failure to generate sufficient cash from our operations to pay our debt;
•	political, economic, social, climatic risks, associated with international business and relating to operations in Israel;

as well as certain other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts

Company Contact:
Eran Rotem
Chief Financial Officer
+972 4 990 0881
reran@tefron.com